Exhibit 99.3

CONSENT OF KIMBERLY D.C. TRAPP

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of GigOptix, Inc., the Registrant, wherever such references and information appear in the Registration Statement, including the proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Kimberly D.C. Trapp
Kimberly D.C. Trapp

August 29, 2008